Filed Pursuant to Rule 424(b)(3)
Registration No. 333-214319
Prospectus Supplement No. 1
(to Prospectus dated December 15, 2016)

CHANTICLEER HOLDINGS, INC.

Subscription Rights Offering

Up to an Aggregate of 1,000,000 Units Consisting of

9% Redeemable Series 1 Preferred Stock

and

Seven-Year Series 1 Warrants to Purchase Common Stock

Upon the Exercise of Subscription Rights at $13.50 per Unit

This prospectus supplement no. 1 supplements the prospectus dated December 15, 2016 relating to the offering of non-transferable subscription rights to purchase up to an aggregate of 1,000,000 units consisting of shares of our Series 1 Preferred Stock and Series 1 Warrants. The subscription rights are being offered to holders of record of our common stock and public warrants as of 5:00 p.m. Eastern Time on December 5, 2016.

On December 30, 2016, we filed with the Securities and Exchange Commission a Current Report on Form 8-K announcing that we have extended the expiration time of the rights offering to 5:00 p.m. Eastern Time on January 13, 2017 and reporting certain other disclosures. We are filing this prospectus supplement to update and supplement the information included or incorporated by reference in the prospectus dated December 15, 2016, with the information contained in the Current Report on Form 8-K. The text of the Current Report on Form 8-K is attached to and a part of this prospectus supplement.

This prospectus supplement should be read in conjunction with the prospectus dated December 15, 2016 and may not be delivered or utilized without the prospectus. To the extent there is a discrepancy between the information contained in this prospectus supplement and the information in the prospectus, the information contained herein supersedes and replaces such conflicting information.

The exercise of subscription rights for shares of our units involves a high degree of risk. See “Risk Factors” beginning on page 24 of the prospectus as well as the risk factors and other information in any documents we incorporate by reference into the prospectus to read about important factors you should consider before exercising your subscription rights.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 30, 2016.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 30, 2016

CHANTICLEER HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-29507	20-2932652
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7621 Little Avenue, Suite 414

Charlotte, North Carolina 28226

(Address of principal executive offices)

Registrant’s telephone number, including area code: (704) 366-5122

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 3.03 Material Modification to Rights of Security Holders.

Issuance of Series 1 Preferred Stock

As previously announced, Chanticleer Holdings, Inc., a Delaware corporation (“Chanticleer”) is conducting a rights offering through the distribution of non-transferable subscription rights to purchase up to an aggregate of 1,000,000 units at a subscription price of $13.50 per unit, each unit consisting of one share of 9% Redeemable Series 1 Preferred Stock (“Series 1 Preferred”) and one Series 1 Warrant to purchase 10 shares of common stock, as set forth in a final prospectus contained in the Company’s registration statement on Form S-1 declared effective by the U.S. Securities and Exchange Commission on December 15, 2016.

Although the expiration time of the rights offering has been extended to 5:00 P.M. Eastern Time, January 13, 2017, Chanticleer sold and issued the first tranche of its rights offering on December 29, 2016.

The general effects of the issuance of the Series 1 Preferred Stock on the holders of shares of Chanticleer’s common stock are as follows:

Dividends. Holders of the Series 1 Preferred will be entitled to receive cumulative dividends out of legally available funds at the rate of 9% of the purchase price per year for a term of seven years, payable quarterly on the last day of March, June, September and December in each year in cash or registered common stock. Shares of common stock issued as dividends will be issued at a 10% discount to the five-day volume weighted average price per share of common stock prior to the date of issuance. Dividends will be paid prior to any dividend to the holders of common stock.

Liquidation Preference. The Series 1 Preferred will have a liquidation preference of $13.50 per share, equal to its purchase price. In the event of any liquidation, dissolution or winding up of the company, any amounts remaining available for distribution to stockholders after payment of all liabilities of the company will be distributed first to the holders of Series 1 Preferred and then to the holders of common stock.

Rank. The Series 1 Preferred will rank with respect to distribution rights upon liquidation, winding-up or dissolution of the company and dividend rights, junior to all of the company’s existing and future indebtedness but senior to common stock and any other class of capital stock the company issues in the future.

No Conversion. The Series 1 Preferred will not be convertible into or exchangeable for shares of our common stock or any other security, except through the exercise of Series 1 Warrants.

Voting Rights. Except as otherwise required by law, the Series 1 Preferred will be non-voting. Holders of the Series 1 Preferred will vote as a class on any amendment altering or changing the powers, preferences or special rights of the Series 1 Preferred so as to affect them adversely.

Redemption. Chanticleer will redeem the outstanding Series 1 Preferred at the expiration of the seven year term out of legally available funds. The redemption price for any shares of Series 1 Preferred will be an amount equal to the $13.50 purchase price per share plus any accrued but unpaid dividends to the date fixed for redemption.

The foregoing description of the terms of the Series 1 Preferred is qualified in its entirety by reference to the full text of the Certificate of Designation for the Series 1 Preferred filed herewith as Exhibit 3.1, the terms of which are incorporated herein by reference.

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

The disclosures set forth above under Item 3.03 regarding the issuance of the Series 1 Preferred is incorporated herein by reference.

Item 8.01. Other Events

On December 30, 2016, Chanticleer issued a press release notifying its right holders of record that the Company has elected to extend the expiration time of the rights offering to 5:00 P.M. Eastern Time, January 13, 2017.

A copy of the press release is attached to this Form 8-K as Exhibit 99.1.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Document

3.1	Certificate of Designation of 9% Redeemable Series 1 Preferred Stock

99.1	Press Release dated December 30, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned duly authorized.

Chanticleer Holdings, Inc., a Delaware corporation (Registrant)

Date: December 30, 2016	By:	/s/ Michael D. Pruitt
	Name:	Michael D. Pruitt
	Title:	Chief Executive Officer

Exhibit 3.1

CHANTICLEER HOLDINGS, INC.

CERTIFICATE OF DESIGNATION OF

9% REDEEMABLE SERIES 1 PREFERRED STOCK, SETTING FORTH THE POWERS,

PREFERENCES, RIGHTS, QUALIFICATIONS, LIMITATIONS AND

RESTRICTIONS OF SUCH SERIES OF PREFERRED STOCK

Pursuant to Section 151 of the Delaware General Corporation Law, Chanticleer Holdings, Inc., a Delaware corporation (the “Corporation”), DOES HEREBY CERTIFY:

The Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”) confers upon the Board of Directors of the Corporation (the “Board of Directors”) the authority to provide for the issuance of shares of preferred stock in series and to establish the number of shares to be included in each such series and to fix the powers, preferences, rights, qualifications, limitations and restrictions of the shares of each such series and any qualifications, limitations or restrictions thereof. On December 2, 2016, the Board of Directors duly adopted the following resolution creating a series of preferred stock designated as the 9% Redeemable Series 1 Preferred Stock, comprised initially of 1,000,000 shares and such resolution has not been modified and is in full force and effect on the date hereof:

RESOLVED that, pursuant to the authority vested in the Board of Directors in accordance with the provisions of the Certificate of Incorporation, a series of the class of authorized preferred stock, par value $0.0001 per share, of the Corporation is hereby created and that the designation and number of shares thereof and the powers, preferences and rights of the shares of such series, and the qualifications, limitations and restrictions thereof are as follows:

1. Designation and Amount. The shares of such series shall be designated as the 9% Redeemable Series 1 Preferred Stock (the “Series 1 Preferred”). The number of shares initially constituting the Series 1 Preferred Stock shall be 1,000,000, which number may be increased or decreased by the Board of Directors without a vote of shareholders; provided, however, that such number may not be decreased below the sum of the number of then outstanding shares of Series 1 Preferred.

2. Ranking. The Series 1 Preferred shall, with respect to payment of dividends, redemption payments and rights upon liquidation, dissolution or winding-up of the affairs of the Corporation, rank senior and prior to the common stock, par value $0.0001 per share, of the Corporation (the “Common Stock”), and any additional series of preferred stock which may in the future be issued by the Corporation.

3. Dividends. Dividends on Series 1 Preferred will be paid out of legally available funds at the rate of nine percent (9.0%) of the Preference Amount (defined in Section 6 below) per year, or $1.215 per share of Series 1 Preferred, from the issuance date of the Series 1 Preferred through the earlier of the seventh (7th) anniversary of the issuance date or the date of redemption or surrender thereof. Dividends on Series 1 Preferred shall be fully cumulative, accruing, without interest, and, to the extent so declared by the Board of Directors, shall be payable quarterly in arrears on the last day of March, June, September and December, commencing March 31, 2017 (pro-rated for partial months), except that if such date is not a Business Day then to the extent so declared by the Board of Directors the dividend shall be payable on the first immediately succeeding Business Day (as used herein, the term “Business Day” shall mean any day except a Saturday, Sunday or day on which banking institutions are legally authorized to close in New York, New York) (each such date being hereinafter referred to as a “Dividend Payment Date”). Dividends on the Preferred Shares shall be paid in cash; provided, however, the Corporation may pay such dividends, at the Corporation’s option, in fully paid and nonassessable, registered shares of Common Stock (such dividends paid in such form being herein called “Stock Dividends”). Stock Dividends shall be paid by delivering to each record holder of Series 1 Preferred a number of registered shares of Common Stock (“Stock Dividend Shares”) determined by dividing (x) the total aggregate dollar amount of dividends accrued and unpaid with respect to Series 1 Preferred Shares owned by such record holder on the record date for the applicable Dividend Payment Date (rounded to the nearest whole cent) by (y) the applicable Stock Dividend Price. Stock Dividend Shares will be delivered in physical certificates unless the Corporation is notified, at least twenty (20) days prior to a particular Dividend Payment Date, of the recipient’s election to receive Stock Dividend Shares through DTC (and, if so, the account number to be credited). If the Corporation delivers Stock Dividend Shares in lieu of cash with respect to accrued dividends, it must do so with respect to all (but not less than all) of such dividends payable for the applicable Dividend Payment Date. The Corporation shall not issue fractional shares of Common Stock to which Holders may become entitled pursuant to this subparagraph, but in lieu thereof, the Corporation shall round the number of shares to be issued up to the next whole number. Each dividend shall be paid to the holders of record of Series 1 Preferred Shares as they appear on the stock register of the Corporation on the record date, not more than 10 days after the applicable Dividend Payment Date, as shall be fixed by the Board of Directors. Dividends payable on each Dividend Payment Date shall be computed on the basis of a 360-day year of twelve 30-day months and rounded to the nearest cent. Dividends on account of arrearages for any past Dividend Payment Date may be declared and paid at any time, without reference to any scheduled Dividend Payment Date, to holders of record on such date, as may be fixed by the Board of Directors of the Corporation. Dividends shall accrue regardless of whether the Corporation has earnings, whether there are funds legally available therefor and/or whether declared. No interest shall be payable with respect to any dividend payment that may be in arrears. The holders of Series 1 Preferred are not entitled to any dividends other than the dividends provided for in this paragraph 3.

As used herein,

“Stock Dividend Price” means a ten percent (10%) discount to the five-day VWAP per share of Common Stock prior to the Dividend Payment Date.

“VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Stock is then listed or quoted on a Trading Market, the daily volume weighted average price of the Common Stock for such date (or the nearest preceding date) on the Trading Market on which the Common Stock is then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if OTCQB or OTCQX is not a Trading Market, the volume weighted average price of the Common Stock for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the Common Stock is not then listed or quoted for trading on OTCQB or OTCQX and if prices for the Common Stock are then reported in the “Pink Sheets” published by OTC Markets Group, Inc. (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Common Stock so reported, or (d) in all other cases, the fair market value of a share of Common Stock as determined by an independent appraiser selected in good faith by the majority in interest of the holders of Series 1 Preferred then outstanding and reasonably acceptable to the Corporation, the fees and expenses of which shall be paid by the Corporation.

“Trading Market” means any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the NYSE MKT, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange, OTCQB or OTCQX (or any successors to any of the foregoing).

4. Voting Rights. Except as otherwise required by law, the Series 1 Preferred will be non-voting. Each holder of shares of Series 1 Preferred shall be entitled to notice of any stockholders’ meeting in accordance with the Bylaws of the Corporation. Holders of the Series 1 Preferred will vote as a class on any amendment altering or changing the powers, preferences or rights of the Series 1 Preferred so as to affect them adversely.

5. No Conversion. The Series 1 Preferred will not be convertible into or exchangeable for shares of our common stock or any other security, except through the exercise of Series 1 Warrants.

6. Preference and Participation Upon Liquidation, Dissolution or Winding Up. Upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, each holder of Series 1 Preferred Stock shall be entitled to receive, out of the assets of the Corporation available for distribution, $13.50 per share of Series 1 Preferred held by such holder (the “Preference Amount”) plus accrued and unpaid dividends in preference to any distribution to the holders of Common Stock. After the payment of the Preference Amount to the holders of shares of Series 1 Preferred, the remaining assets will be distributed among and paid to the holders of Common Stock on a pro rata basis. For purposes of this Section 6, a liquidation, dissolution or winding up of the Corporation shall be deemed to be occasioned by, or to include the sale, conveyance, exchange or transfer of all or substantially all of the property or assets of the Corporation.

7. Redemption. On the seventh (7th) anniversary of the issuance date, the Corporation shall, out of legally available funds, redeem all outstanding shares of Series 1 Preferred at the Preference Amount per share plus accrued and unpaid dividends.

8. Transferability. Each share of Series 1 Preferred Stock was issued as a component of a unit, each unit comprised of one share of Series 1 Preferred Stock and one Series 1 Warrant. The shares of Series 1 Preferred Stock are not detachable and are not separately transferable.

9. Other Preferences. The Series 1 Preferred shall have no other powers, preferences, rights, qualifications, limitations and restrictions

10. Headings of Subdivisions. The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

IN WITNESS WHEREOF, the undersigned has executed this Certificate on December 2, 2016.

CHANTICLEER HOLDINGS, INC

By:	/s/ Michael D. Pruitt
Name:	Michael D. Pruitt
Title:	Chief Executive Officer

Exhibit 99.1

Chanticleer Holdings Extends Rights Offering Deadline to 5:00 PM Eastern Time

on January 13, 2017

CHARLOTTE, NC –December 30, 2016 — Chanticleer Holdings, Inc. (NASDAQ: HOTR) (“Chanticleer” or the “Company”), owner and operator of multiple restaurant brands internationally and domestically, today announced that the Company has extended the expiration time of its Rights Offering to 5:00 PM Eastern Time on January 13, 2017 to provide additional time to accommodate shareholder orders and delays in processing attributable to the holidays.

Chairman and CEO of Chanticleer Holdings, Mike Pruitt, stated, “We are very pleased with the support from our existing shareholders and we’d like to thank the many investors who’ve participated and supported our Company. We’ve heard from a number of shareholders and selected dealers that, despite their interest in participating, certain potential participants were constrained by the holiday timing and didn’t have enough time to act. Given the interest in the Rights Offering and requests for additional time over the last few trading days, we have chosen to extend the Rights Offering through January 13, 2017 to allow additional time to complete the processing of subscriptions from shareholders of record.”

The Company has engaged Source Capital Group, Inc. as the dealer-manager for the rights offering.

The rights offering is being made pursuant to Chanticleer’s effective registration statement on Form S-1 (Reg. No. 333-214319) on file with the U.S. Securities and Exchange Commission (the “SEC”). This press release is not an offer to sell these securities and is not soliciting an offer to buy these securities. The offering can be made only by a final prospectus. Investors should consider investment objectives, risks, charges, and expenses carefully before investing. The prospectus included in the registration statement contains this and additional information about Chanticleer and the rights offering, and rights holders should carefully read the prospectus before exercising their rights and investing. The prospectus may be found by clicking on the following link:

https://www.sec.gov/Archives/edgar/data/1106838/000149315216015898/form424b2.htm

Requests for copies of the prospectus or questions from shareholders relating to the rights offering may be directed to the information agent for the rights offering, as follows:

Issuer Direct, LLC

(919) 744-2722

chanticleer@issuerdirect.com.

About Chanticleer Holdings, Inc.

Headquartered in Charlotte, NC, Chanticleer (HOTR), owns, operates and franchises fast casual and full service restaurant brands, including American Burger Company, BGR: The Burger Joint, Little Big Burger, Just Fresh and Hooters.

About Source Capital Group,Inc.

Source Capital Group, Inc. was founded in 1992 as a boutique investment banking firm specializing in small to medium-sized transactions, and continues to focus its investment banking activities in those segments of the market. Source Capital has grown to include businesses in general securities, emerging market securities, distressed and high-yield debt securities, investment management, mortgages, and business lending. Source Capital’s mission is to provide excellent service and independent, unbiased, and tailor-made advice. Source Capital is registered as a broker-dealer with the SEC and in 50 states, the District of Columbia, and Puerto Rico, and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation.

Forward-Looking Statements:

Any statements that are not historical facts contained in this release are “forward-looking statements” as that term is defined under the Private Securities Litigation Reform Act of 1995 (PSLRA), which statements may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “intends,” “estimates,” and other words of similar meaning. Such forward-looking statements are based on current expectations, involve known and unknown risks, a reliance on third parties for information, transactions or orders that may be cancelled, and other factors that may cause our actual results, performance or achievements, or developments in our industry, to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties related to the fluctuation of global economic conditions, the performance of management and our employees, our ability to obtain financing or required licenses, competition, general economic conditions and other factors that are detailed in our periodic reports and on documents we file from time to time with the Securities and Exchange Commission. The forward-looking statements contained in this press release speak only as of the date the statements were made, and the companies do not undertake any obligation to update forward-looking statements. We intend that all forward-looking statements be subject to the safe-harbor provisions of the PSLRA.

Contact Information:

Information Agent:

Issuer Direct, LLC

Information Agent

(919) 744-2722

transfer@issuerdirect.com

Company Contacts:

Michael Pruitt

(704) 366-5122 x 1

mp@chanticleerholdings.com

Mark Roberson

(704) 366-5122 x124

mroberson@chanticleerholdings.com

Investor Relations Contact:

John Nesbett/Jennifer Belodeau

Institutional Marketing Services (IMS)

Phone 203.972.9200

jnesbett@institutionalms.com